 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Nick, Barbara Anne (Last) (First) (Middle) 700 North Adams Street P. O. Box 19001 (Street) Green Bay, WI 54307-001 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol WPS Resources Corporation WPS
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

                        Director                           10% Owner
           X          Officer                             Other
          Assistant Vice President - Corporate Services
7. Individual or Joint/Group Filing (Check Applicable Line)

X   Form filed by One Reporting Person
      Form filed by More than One Reporting Person

	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year March 20, 2003 5. If Amendment, Date of Original (Month/Day/Year)
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock	03/20/2003		R |	0.8700 | A | $39.4025	34.9521	I	By Custodian For Daughter by SIP
Common Stock	03/20/2003		R |	0.0710 | A | $39.4025	5.2863	I	By Custodian For Granddaughter by SIP
Common Stock	03/20/2003		R |	0.4350 | A | $39.4025	17.4760	I	By Custodian For Son by SIP
Common Stock	03/20/2003		R |	0.0610 | A | $39.4025	4.5299	I	By Spouse by Stock Investment Plan
Common Stock	03/20/2003		A |	1.8020 | A | $39.4025	106.8470	I	By Stock Investment Plan
Common Stock					30.0000	I	By Custodian For Daughter
Common Stock					15.0000	I	By Custodian For Son
Common Stock					1,359.4938	I	By ESOP
Common Stock					2,939.6350	I	By Spouse by ESOP

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instruction 4(b)(v).	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(over) SEC 1474 (9-02)

Nick, Barbara Anne - March 20, 2003
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transactions (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Phantom Stock Unit	1-for-1	03/20/2003		R |	(A) 9.6551	Varies (1) | Varies (1)	Common Stock - 9.6551	$39.3900	1,511.0852	D
Employee Stock Option (Right to buy)	$34.0900					12/13/2002 (2) | 12/13/2011	Common Stock - 3,873.0000		3,873.0000	D
Employee Stock Option (Right to buy)	$37.9600					12/12/2003 (3) | 12/12/2012	Common Stock - 4,162.0000		4,162.0000	D
Employee Stock Option (Right to buy)	$34.0900					12/13/2002 (2) | 12/13/2011	Common Stock - 500.0000		500.0000	I	By Spouse
Employee Stock Option (Right to buy)	$37.9600					12/12/2003 (3) | 12/12/2012	Common Stock - 500.0000		500.0000	I	By Spouse
Performance Rights	1-for-1					Varies (4) | Varies (4)	Common Stock - 1,114.0000		1,114.0000	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	By: Barth J. Wolf (See POA filed August 2002) 03-24-2003 ** Signature of Reporting Person Date Power of Attorney Page 2

Nick, Barbara Anne - March 20, 2003
Form 4 (continued)
FOOTNOTE Descriptions for WPS Resources Corporation WPS

Form 4 - March 2003

Barbara Anne Nick
700 North Adams Street
P. O. Box 19001
Green Bay, WI 54307-001
Explanation of responses:

(1)   Unless the participant has selected a later commencement date, distribution of stock and equivalents will commence within 60 days following the end of the calendar year in which occurs the participant's retirement or termination as director.

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